Filed by BowX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WeWork Inc.

Commission File No. 001-39419

WEWORK REPORTS FIRST QUARTER 2021 RESULTS

•	WeWork continues to make significant progress in transformation of its business and strategic optimization efforts

•	Desk sales and occupancy trends improved sequentially during Q1 and WeWork has experienced continued strong momentum in Q2

•

Global desk sales increased sequentially throughout Q1, from 24k in January, to 25 in February and 38k in March, for a total of 87k desk sales in the quarter, or approximately 4 million square feet signed

•	Enterprise sales driving strong demand for WeWork’s suite of flexible product offerings; Enterprise represented 60% of total contract value signed in Q1

•	Adjusted EBITDA in Q1 2021 was slightly better than Q1 2020

NEW YORK — (May 20, 2021) – WeWork, the leading flexible space provider, reported results on May 17, 2021 for the three months ended March 31, 2021.

Company Operating Results:1

•	As of March, WeWork’s global real estate portfolio included 774 locations across 38 countries, supporting approximately 963,000 workstations and 490,000 memberships.

•	Enterprise Membership of 51% was in-line with the prior quarter, and the average commitment term for Enterprise members increased to approximately 27 months.

•	Gross desk sales were approximately 87,000, representing an increase of 19% quarter over quarter. Enterprise represented 60% of the total contract value for the first quarter.

•	Total Occupancy increased to 50% relative to 47% in the prior quarter.

Company Consolidated Financial Results:2,3

•	First quarter total revenue was $598 million, a quarter over quarter decline of 10%, driven by WeWork’s exits of non-core businesses.

•

Net loss was $2,062 million for the first quarter, net of $553 million of interest and other (income) expense (including $352 million change in fair value of related party transactions (SoftBank warrants), $99 million in net interest expense, $71 million of foreign currency loss and $31 million of other expenses), restructuring costs of $494 million driven by non-cash SoftBank stock purchases and settlement with Adam Neumann, impairment of $299 million driven by building exits, depreciation and amortization of $184 million, stock-based compensation of $51 million, $31 million in legal costs, and $3 million of income tax provision, resulting in Adjusted EBITDA of negative $446 million.

•

Adjusted EBITDA was negative $446 million for the first quarter, which is an improvement of $26 million relative to the prior quarter and an improvement of $3 million as compared to Q1 2020 Adjusted EBITDA of $449 million. Adjusted EBITDA includes $20 million of rent expense that is associated with buildings pending lease exit.

[1]	Includes operating metrics related to unconsolidated China and India joint ventures.
[2]

Throughout this release, we may make certain references to Non-GAAP financial or operating metrics. Please see “Non-GAAP Supplemental Measures” for more detailed discussion and explanations of the various non-GAAP financial measures cited in this release.

[3]	Excludes China, which was deconsolidated in October 2020, and India, unless otherwise noted.

•	Free Cash Flow was negative $663 million for the first quarter, representing a decline of $35 million compared to the prior quarter.

•	Available liquidity was $2.2 billion as of quarter-end and included $719 million of cash on hand.

Space as a Service Sales Update:1

WeWork continued to see encouraging signs of recovery with sales activity, a critical indicator of future revenue, ramping over the first quarter, as the company achieved gross desk sales of 24k in January, 25k in February, and 38k in March. March represented the first month where the Company achieved both positive net desk sales and positive net membership gains since February 2020. Accelerating demand contributed to total gross desk sales of over 87k in the quarter, which equates to approximately 4 million square feet and over $850 million of total contract value signed, the highest level achieved in a quarter since Q4 2019. The sales strength we saw throughout Q1 has continued into April and May, with 28 of WeWork’s 112 total markets over 60% physical occupancy in April. Tour volume also returned to pre-pandemic levels and overall average commitment length increased to 21 months, with Enterprise average commitment length increasing to 27 months. Sales pipeline is strong with $1.9 billion of committed revenue for 2021, including revenue realized in the first quarter.

Digitization of Real Estate—All Access and On Demand:

WeWork continued to see strong demand across WeWork’s All Access and On Demand products, with All Access memberships reaching 15k at the end of March, an increase 100% quarter over quarter. This demand is primarily attributable to the company’s continued focus on securing strategic partnerships with companies like American Express and, most recently, Uber to be included within their Rewards Hub.

Platform—Asset-light Model:

WeWork continues to pursue franchising and other capital-light partnerships opportunistically. In April, the company finalized its franchising agreement with AMPA, a long-time local regional partner, for WeWork’s Israel assets. To date, the company has franchised India, China, and Israel, which collectively represent 138 locations, 172k desks, and 105k memberships, as of March. WeWork is actively pursuing additional franchising and licensing opportunities across other regions, most notably in several of its Latin American markets.

Portfolio Optimization and Cost Savings Initiatives Update:2,3

WeWork continued to make progress on its real estate portfolio optimization efforts. Specifically, WeWork terminated 21 leases and executed 76 lease amendments during the first quarter, for a total over 110 full lease exits and over 280 lease amendments since the beginning of 2020. WeWork estimates that it has achieved $275 million in cumulative rent savings since the beginning of 2020 as a direct result of its ongoing strategic optimization efforts, excluding full and partial terminations.

WeWork has also continued to strategically rationalize its SG&A expenses4. In the first quarter, the company realized an additional $79 million in SG&A expense savings compared to the prior quarter, resulting in an annual run-rate of $804 million in SG&A expenses.

Capital Expenditures:3

This quarter, WeWork incurred $122 million in gross capital expenditures while recouping $128 million in tenant improvement allowances, for a total of $6 million in cash inflows for the quarter. This compares to gross capital expenditures of $642 million and tenant improvement allowances of $486 million for a total of $156 million in net cash outflow in the prior year.

Liquidity Update:

WeWork ended the quarter with $2.2 billion in cash and unfunded cash commitments including $719 million of available cash on hand, $400 million of remaining capacity on the unsecured notes, and full capacity available on the $1.1 billion Senior Secured Notes facility as of the end of the quarter.

Subject to customary closing conditions and regulatory approval, the $1.3 billion in proceeds from WeWork’s pending merger with BowX and the related PIPE investments, as well as the replacement of its $1.1 billion Senior Secured notes facility that expires in August 2021 with a new $550 million in Senior Secured notes facility, the company’s pro-forma liquidity would be approximately $3 billion.

Investor Inquiries:

Investor@wework.com

Press Inquiries:

Press@wework.com

About WeWork Inc.

WeWork was founded in 2010 with the vision to create environments where people and companies come together and do their best work. Since opening our first location in New York City, we’ve grown into a global flexible space provider committed to delivering technology-driven flexible solutions, inspiring spaces, and unmatched community experiences. Today, we’re constantly reimagining how the workplace can help everyone, from freelancers to Fortune 500s, be more motivated, productive, and connected. For more information about WeWork, please visit us at wework.com.

Forward-Looking Statements

Certain statements made in this press release may be deemed “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Although the Company believes the expectations reflected in any forward-looking statement are based on reasonable assumptions, it can give no assurance that its expectations will be attained, and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors. Such

[4]

SG&A excludes stock-based compensation and payments for services rendered, legal, tax, and regulatory reserves and settlements, legal costs related to regulatory investigations and litigations, expenses related to mergers, acquisitions, and divestitures, and capital raising activities, as these items are not included in Adjusted EBITDA.

factors include, but are not limited to, the Company’s ability to refinance, extend, restructure or repay near and intermediate term debt, its indebtedness, its ability to raise capital through equity issuances, asset sales or the incurrence of new debt, retail and credit market conditions, impairments, its liquidity demands, and economic conditions. The Company discusses these and other risks and uncertainties in its annual and quarterly periodic reports filed with the U.S. Securities and Exchange Commission. The Company may update that discussion in its periodic reports, but otherwise takes no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Non-GAAP Financial Measures

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles in the United States (“GAAP”), including Adjusted EBITDA, free cash flow and Adjusted EBITDA margin (including on a forward-looking basis). These financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to net loss or other measures of profitability, liquidity or performance under GAAP. You should be aware that WeWork’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. WeWork believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about WeWork. WeWork’s management uses forward-looking non-GAAP measures to evaluate WeWork’s projected financials and operating performance. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

NON-GAAP DEFINITIONS:

Adjusted Earnings Before Interest Expense, Income Tax, Depreciation, and Amortization (“Adjusted EBITDA”)

We supplement our GAAP results by evaluating Adjusted EBITDA, a non-GAAP measure. We define “Adjusted EBITDA” as net loss before income tax (benefit) provision, interest and other (income) expense, depreciation and amortization expense, stock-based compensation expense, expense related to stock-based payments for services rendered by consultants, income or expense relating to the changes in fair value of assets and liabilities remeasured to fair value on a recurring basis, expense related to costs associated with mergers, acquisitions, divestitures and capital raising activities, legal, tax and regulatory reserves or settlements, significant legal costs incurred in connection with the Company’s defense against regulatory investigations and litigation regarding the Company’s 2019 cancelled initial public offering and the related execution of the SoftBank Transactions, net of any insurance or other recoveries, significant non-ordinary course asset impairment charges and, to the extent applicable, any impact of discontinued operations, restructuring charges, and other gains and losses on operating assets.

Free Cash Flow

Because of the limitations of Adjusted EBITDA, as noted above, we also supplement our GAAP results by evaluating Free Cash Flow, a non-GAAP measure. Free Cash Flow is defined as cash flow from operating activities less cash purchases of property and equipment, each as presented in the Company’s condensed consolidated statements of cash flows calculated in accordance with GAAP. Free Cash Flow is both a performance measure and a liquidity measure that provides useful information to management and investors about the amount of cash generated by or used in the business. Free Cash Flow is also a key metric used internally by our management to develop internal budgets, forecasts and performance targets.

WEWORK INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(Amounts in thousands, except share and per share amounts)	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents (1)	$719,290	$800,535
Accounts receivable and accrued revenue, net of allowance of $107,575 and $107,806 as of March 31, 2021 and December 31, 2020, respectively	127,976	176,521
Assets held for sale	—	—
Other current assets (including related party amounts of none and $780 as of March 31, 2021 and December 31, 2020, respectively)	431,615	352,172

Total current assets	1,278,881	1,329,228
Property and equipment, net	6,355,192	6,859,163
Lease right-of-use assets, net	14,497,698	15,107,880
Restricted cash (1)	38,845	53,618
Equity method and other investments	194,942	214,940
Goodwill	677,881	679,351
Intangible assets, net	51,414	49,896
Other assets (including related party amounts of $647,889 and $699,478 as of March 31, 2021 and December 31, 2020, respectively)	988,587	1,062,258

Total assets (1)	$24,083,440	$25,356,334

Liabilities
Current liabilities:
Accounts payable and accrued expenses (including amounts due to related parties of $14,497 and $14,497 as of March 31, 2021 and December 31, 2020, respectively)	$576,551	$723,411
Members’ service retainers	331,845	358,566
Deferred revenue (including amounts from related parties of $7,515 and $9,717 as of
March 31, 2021 and December 31, 2020, respectively)	150,054	176,004
Current lease obligations (including amounts due to related parties of $14,022 and $10,148 as of March 31, 2021 and December 31, 2020, respectively)	926,322	847,531
Liabilities related to assets held for sale	—	—
Other current liabilities (including amounts due to related parties of 1,578 and $900 as of March 31, 2021 and December 31, 2020, respectively)	179,399	83,755

Total current liabilities	2,164,171	2,189,267
Long-term lease obligations (including amounts due to related parties of $557,653 and $436,074 as of March 31, 2021 and December 31, 2020, respectively)	19,579,556	20,263,606
Unsecured related party debt	1,800,000	1,200,000
Convertible related party liabilities, net	59,254	418,908
Long-term debt, net	678,447	688,356
Other liabilities	242,757	221,780

Total liabilities (1)	24,524,185	24,981,917
Commitments and contingencies
Convertible preferred stock; 959,370,218 shares authorized as of March 31, 2021, and 498,800,426 and 368,912,507 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	8,379,182	7,666,098
Redeemable noncontrolling interests	325,762	380,242

WEWORK INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – (CONTINUED)

(UNAUDITED)

(Amounts in thousands, except share and per share amounts)	March 31, 2021	December 31, 2020
Equity
WeWork Inc. shareholders’ equity (deficit):
Common stock Class A; par value $0.001; 941,647,617 shares authorized as of March 31, 2021, and 171,833,523 and 41,512,605 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	172	42
Common stock Class B; par value $0.001; 234,910,597 shares authorized as of March 31, 2021 and zero and 129,382,459 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	—	129
Common stock Class C; par value $0.001; 50,967,800 shares authorized as of March 31, 2021, and 25,041,666 and 25,168,938 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	25	25
Common stock Class D; par value $0.001; 234,910,597 shares authorized as of March 31, 2021, and zero shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	2,683,771	2,188,319
Accumulated other comprehensive income (loss)	(95,819)	(158,810)
Accumulated deficit	(11,735,845)	(9,703,490)

Total WeWork Inc. shareholders’ deficit	(9,147,696)	(7,673,785)
Noncontrolling interests	2,007	1,862

Total deficit	(9,145,689)	(7,671,923)

Total liabilities and equity	$24,083,440	$25,356,334

(1)

The Company’s condensed consolidated balance sheets include assets and liabilities of consolidated variable interest entities (“VIEs”). As of March 31, 2021 and December 31, 2020, total assets of consolidated VIEs, after intercompany eliminations, were $2.0 billion and $2.1 billion respectively, including $122.9 million and $166.6 million of cash and cash equivalents, respectively, and $10.2 million and $10.0 million of restricted cash, respectively. Total liabilities of consolidated VIEs, after intercompany eliminations, were $1.6 billion and $1.7 billion as of March 31, 2021 and December 31, 2020, respectively. Creditors of VIEs do not have recourse against the general credit of the Company, except relating to certain lease guarantees totaling $13.6 million and $14.6 million as of March 31, 2021 and December 31, 2020, respectively, provided by WeWork Inc. to certain landlords of the VIEs.

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended March 31,
(Amounts in thousands)	2021	2020
Revenue (including related party revenue of $48,936 and $47,254 for the three months ended March 31, 2021 and 2020, respectively)	$597,853	$1,056,883

Expenses:
Location operating expenses—cost of revenue (exclusive of depreciation and amortization of $175,307 and $174,814 for the three months ended March 31, 2021 and 2020, respectively, shown separately below)	818,323	923,334
Pre-opening location expenses	33,404	87,735
Selling, general and administrative expenses(1)	274,420	532,283
Restructuring and other related costs	493,839	55,687
Impairment/(gain on sale) of goodwill, intangibles and other assets	299,481	275,483
Depreciation and amortization	184,184	194,359

Total expenses (including related party expenses of $23,445 and $21,321 for the three months ended March 31, 2021 and 2020, respectively)	2,103,651	2,068,881

Loss from operations	(1,505,798)	(1,011,998)
Interest and other income (expense), net:
Loss from equity method and other investments	(30,578)	(3,907)
Interest expense (including related party expenses of $(87,876) and $(23,672) for the three months ended March 31, 2021 and 2020, respectively)	(104,569)	(44,841)
Interest income	5,097	6,764
Foreign currency loss	(70,950)	(204,458)
(Loss) gain from change in fair value of related party financial instruments	(352,131)	788,116
Loss on extinguishment of debt	—	(76,295)

Total interest and other income (expense), net	(553,131)	465,379

Pre-tax loss	(2,058,929)	(546,619)
Income tax benefit (provision)	(3,267)	(9,020)

Net loss	(2,062,196)	(555,639)
Net loss attributable to noncontrolling interests:
Redeemable noncontrolling interests — mezzanine	29,986	359,057
Noncontrolling interest — equity	(145)	12,713

Net loss attributable to WeWork Inc.	$(2,032,355)	$(183,869)

(1)

Includes cost of revenue in the amount of $12.1 million and $92.4 million during the three months ended March 31, 2021 and 2020, respectively. Excludes depreciation and amortization of none and $0.2 million for the three months ended March 31, 2021 and 2020, respectively shown separately below.

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
(Amounts in thousands)	2021	2020
Cash Flows from Operating Activities:
Net loss	$(2,062,196)	$(555,639)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	184,184	194,359
Impairment/(gain on sale) of goodwill, intangibles and other assets	299,481	275,483
Non-cash transaction with principal shareholder	428,289	—
Loss on extinguishment of debt	—	76,295
Stock-based compensation expense	155,580	22,825
Issuance of stock for services rendered	(2,274)	4,928
Non-cash interest expense	52,527	14,180
Provision for allowance for doubtful accounts	6,563	4,008
(Income) loss from equity method and other investments	30,578	3,907
Foreign currency (gain) loss	70,950	205,691
Change in fair value of financial instruments	352,131	(788,116)
Contingent consideration fair market value adjustment	—	(171)
Changes in operating assets and liabilities:
Operating lease right-of-use assets	290,185	(67,427)
Current and long-term lease obligations	(244,457)	734,286
Accounts receivable and accrued revenue	38,010	(42,897)
Other assets	(61,853)	(15,827)
Accounts payable and accrued expenses	(65,505)	87,910
Deferred revenue	(23,754)	8,045
Other liabilities	9,810	24,333
Deferred income taxes	546	17

Net cash provided by (used in) operating activities	(541,205)	186,190
Cash Flows from Investing Activities:
Purchases of property and equipment	(121,941)	(668,476)
Capitalized software	(7,376)	(6,122)
Change in security deposits with landlords	1,896	(20,951)
Proceeds from asset divestitures and sale of investments, net of cash divested	—	1,076,584
Contributions to investments	(9,532)	(6,098)

Net cash provided by (used in) investing activities	(136,953)	374,937

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS – (CONTINUED)

(UNAUDITED)

	Three Months Ended March 31,
(Amounts in thousands)	2021	2020
Cash Flows from Financing Activities:
Principal payments for property and equipment acquired under finance leases	(1,230)	(907)
Proceeds from issuance of debt	—	32,445
Proceeds from unsecured related party debt	600,000	—
Repayments of debt	—	(757,863)
Repayment of security deposit loan	(1,996)	—
Debt and equity issuance costs	—	(2,063)
Proceeds from exercise of stock options and warrants	2,413	109
Proceeds from issuance of noncontrolling interests	—	284
Distributions to noncontrolling interests	—	(315,015)
Payments for contingent consideration and holdback of acquisition proceeds	(2,523)	(2,204)
Proceeds relating to contingent consideration and holdbacks of disposition proceeds	12,177	—
Additions to members’ service retainers	88,865	132,292
Refunds of members’ service retainers	(108,835)	(136,489)

Net cash provided by (used in) financing activities	588,871	(1,049,411)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(6,731)	(38,005)

Net increase (decrease) in cash, cash equivalents and restricted cash	(96,018)	(526,289)
Cash, cash equivalents and restricted cash—Beginning of period	854,153	2,200,688

Cash, cash equivalents and restricted cash—End of period	$758,135	$1,674,399

	March 31,
(Amounts in thousands)	2021	2020
Cash and cash equivalents	$719,290	$1,523,378
Restricted cash	38,845	151,021

Cash, cash equivalents and restricted cash	$758,135	$1,674,399

	Three Months Ended March 31,
(Amounts in thousands)	2021	2020
Supplemental Cash Flow Disclosures:
Cash paid during the period for interest (net of capitalized interest of none and $2,981 during 2021 and 2020, respectively)	$41,735	$8,830
Cash received for operating lease incentives — tenant improvement allowances	128,374	486,245
Cash received for operating lease incentives — broker commissions	150	6,567
Supplemental Disclosure of Non-cash Investing & Financing Activities:
Property and equipment included in accounts payable and accrued expenses	125,463	420,010
Conversion of related party liabilities to into Preferred Stock	711,785	—

Additional ASC 842 Supplemental Disclosures

	Three Months Ended March 31,
(Amounts in thousands)	2021	2020
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	$501,814	$455,909
Cash paid for interest relating to finance leases in operating activities	1,102	1,190
Cash paid for principal relating to finance leases in financing activities	1,230	907
Right-of-use assets obtained in exchange for finance lease obligations	—	888
Right-of-use assets obtained in exchange for operating lease obligations, net of modifications and terminations	(377,558)	464,409

A reconciliation of net loss, the most comparable GAAP measure, to Adjusted EBITDA is set forth below:

	Three Months Ended March 31,
(Amounts in thousands)	2021	2020
Net loss	$(2,062,196)	$(555,639)
Income tax (benefit) provision(a)	3,267	9,020
Interest and other (income) expenses, net(a)	553,131	(465,379)
Depreciation and amortization(a)	184,184	194,359
Restructuring and other related costs(a)	493,839	55,687
Impairment/(gain on sale) of goodwill, intangibles and other assets(a)	299,481	275,483
Stock-based compensation expense(b)	53,598	22,825
Stock-based payments for services rendered by consultants(b)	(2,274)	4,928
Change in fair value of contingent consideration liabilities(c)	—	(171)
Legal, tax and regulatory reserves and settlements	7,417	165
Legal costs related to regulatory investigations and litigation(d)	23,396	9,321
Expense related to mergers, acquisitions, divestitures and capital raising activities	506	813

Adjusted EBITDA	$(445,651)	$(448,588)

(a)	As presented on our condensed consolidated statements of operations.
(b)	Represents the non-cash expense of our equity compensation arrangements for employees, directors, and consultants.
(c)

Represents the change in fair value of the contingent consideration associated with acquisitions as included in selling, general and administrative expenses on the condensed consolidated statements of operations.

(d)

Legal costs incurred by the Company in connection with regulatory investigations and litigation regarding the Company’s 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions, net of any insurance or other recoveries. See section entitled “Legal Matters” in Note 15 of the notes to the condensed consolidated financial statements included elsewhere in this Quarterly Report for details regarding the related regulatory investigations and litigation matters.

A reconciliation of net cash provided by (used in) operating activities, the most comparable GAAP measure, to Free Cash Flow is set forth below:

	Three Months Ended March 31,
(Amounts in thousands)	2021	2020
Net cash provided by (used in) operating activities (a)	$(541,205)	$186,190
Less: Cash purchases of property and equipment (a)	(121,941)	(668,476)

Free Cash Flow	$(663,146)	$(482,286)

(a)	As presented on our condensed consolidated statements of cash flows.

Additional Information and Where to Find It

This communication relates to a proposed transaction between WeWork Inc. (the “Company”) and BowX Acquisition Corp. (“BowX”). This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, the combined company or BowX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. BowX has filed a registration statement on Form S-4 (the “S-4 registration statement”) with the Securities and Exchange Commission (the “SEC”), which includes a document that serves as a preliminary prospectus and proxy statement of BowX, referred to as a proxy statement/prospectus. After the S-4 registration statement has been declared effective, a proxy statement/prospectus will be sent to all BowX shareholders. BowX also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of BowX are urged to read the S-4 registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the S-4 registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BowX through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

BowX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from BowX’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of BowX and information regarding their interests in the business combination is set forth in BowX’s registration statement on Form S-1 (Registration No. 333-239941) originally filed with the SEC on July 17, 2020. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation are contained in the S-4 registration statement and the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.